Exhibit (a)(5)(C)

MEMORANDUM

TO:  ALL EMPLOYEES HOLDING OPTIONS AND RESTRICTED STOCK UNITS

FROM:  GARY MATHERN

DATED:  JUNE 1, 2007

RE:  TREATMENT OF OUTSTANDING VIASYS HEALTHCARE INC. OPTIONS AND RESTRICTED STOCK UNITS IN THE ACQUISITION BY CARDINAL HEALTH, INC.

As you know, on May 11, 2007, VIASYS Healthcare Inc. (the “Company” or “VIASYS”), Cardinal Health, Inc. (“Cardinal Health”) and one of Cardinal Health’s subsidiaries entered into an Agreement and Plan of Merger (the “merger agreement”) pursuant to which Cardinal Health has made a cash tender offer (the “Tender Offer”) to acquire all the shares of VIASYS common stock at a purchase price of $42.75 per share.  If the Tender Offer is successful, upon completion of the Tender Offer all of your outstanding VIASYS stock options will become fully vested and exercisable.  The completion of the Tender Offer is expected to take place on June 20, 2007.  Following the completion of the Tender Offer, the Company will subsequently merge with a Cardinal Health subsidiary (the “Merger”) and become a wholly-owned subsidiary of Cardinal Health.  Pursuant to the Merger, each outstanding share of VIASYS common stock will be cashed out for a payment of $42.75 per share.  The Merger may occur very quickly following the end of the Tender Offer or may take significantly longer to complete, depending upon how many shares are tendered in the Tender Offer.  When the Merger occurs, all outstanding and unexercised VIASYS stock options will automatically convert to Cardinal Health stock options as described below.

The purpose of this memorandum is to describe the effect of the Tender Offer and Merger on your outstanding options and restricted stock units and to provide you with the opportunity to exercise your options pursuant to a special cashless exercise procedure concurrent with the closing of the Merger.  If you do not exercise one or more of your outstanding VIASYS options prior to the close of the Merger, then, pursuant to the merger agreement, those VIASYS options will automatically be converted into options to purchase Cardinal Health common shares, as described below.

If you choose to exercise your outstanding options concurrent with the Merger pursuant to the special concurrent exercise procedure described in Section I.B below, you will receive a payment equal to $42.75 less the exercise price per share for each of your option shares.  The cash payment will be taxable income and, as a result, may be subject to withholding depending upon the applicable tax rules in the country in which you reside.  Income and employment taxes will be withheld from the payments to U.S. employees.  If you would like to exercise one or more of your outstanding VIASYS stock options pursuant to the special concurrent exercise procedure and receive this cash payment for those options, rather than having those options converted to Cardinal Health stock options pursuant to the merger agreement, you must deliver or fax an executed copy of the attached Concurrent Exercise Notice to Kate Petko at the Company’s offices in Conshohocken, Pennsylvania, fax number (610) 825-3565 prior to the close of the Merger.  Because the time between the close of the Tender Offer and the effective time of the Merger may be extremely short, and because you may not receive advance notice of the time the Merger will be completed, you should submit your Concurrent Exercise Notice on or before 9:00 A.M. Eastern Time on June 20, 2007 if you want to be certain that your option will be exercised pursuant to the concurrent exercise procedure and not converted into an option to purchase Cardinal shares.

I.         OPTIONS

A.            Exercise of Vested Options Prior to Completion of the Tender Offer.

You may exercise your outstanding vested options at any time prior to the completion of the Tender Offer.  Any such exercise must be in compliance with the Company’s insider trading policies.  You will recognize taxable income upon such exercise in an amount equal to the fair market value of the purchased shares on the exercise date, less the exercise price paid for those shares, and the Company will collect applicable withholding taxes in connection with such exercise.

To exercise your vested option shares prior to the completion of the Tender Offer, you will be required to pay the option exercise price by either of the following methods: (i) cash or check or (ii) through a broker-assisted cashless exercise procedure with Smith Barney. Any shares of VIASYS common stock that you acquire upon such exercise of your vested VIASYS options may be tendered in the Tender Offer for a cash payment of $42.75 per share.  Any shares purchased under your options that you do not tender in the Tender Offer will be cashed out in the Merger for a payment of $42.75 per share.

To exercise your vested option shares after the completion of the Tender Offer, you may use any of the methods described in Section B. below.

B.              Exercise of Options After Completion of the Tender Offer.

If the Tender Offer is successful, upon completion of the Tender Offer, all of your outstanding unvested options will vest on an accelerated basis and become exercisable in full.  Upon completion of the Tender Offer, you may exercise your options for the accelerated option shares, together with any other shares at the time subject to your options, by paying the option exercise price in cash or check or doing a broker-assisted cashless exercise through Smith Barney (if available at the time).  Alternatively, you may elect to exercise your options at the effective time of the Merger through the following special concurrent exercise procedure.

You can submit the Concurrent Exercise Notice (attached hereto as Schedule I) to the Company prior to the effective time of the Merger with respect to one or more of your options.  If you do so on a timely basis, those options will automatically be exercised concurrently with the effective time of the Merger, and the purchased shares will be immediately cashed out in the Merger at the price of $42.75 per share.  If you elect to exercise an option using the concurrent exercise procedure, you must exercise the option for all the shares subject to that option; you may not exercise only a portion of an option using this procedure.

A portion of the resulting cash proceeds for your shares will be delivered on that same day to VIASYS and applied to the payment of the exercise price for the cashed-out shares purchased under your options and the satisfaction of the applicable withholding taxes.  Within several days following such concurrent exercise of your options, you will receive the remaining proceeds for each option share purchased through such exercise procedure.

You will recognize taxable income when your options are exercised, whether by direct payment of the exercise price or pursuant to the concurrent exercise procedure.  The amount of such income will be equal to the fair market value of the purchased shares on the exercise date, less the exercise price paid for those shares, and the Company will collect applicable withholding taxes with respect to such exercise.

The Concurrent Exercise Notice attached to this memorandum as Schedule I lists your outstanding options.  If you wish to exercise one or more of your outstanding options pursuant to a concurrent exercise, please complete and sign the attached Concurrent Exercise Notice and return it or fax it to the Company at 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428, attn: Kate Petko; fax number (610) 825-3565 prior to the close of the Merger.  Because the time between the close of the Tender Offer and the effective time of the Merger may be extremely short, and because you may not receive advance notice of the time the Merger will be completed, you should submit your Concurrent Exercise Notice on or before 9:00 A.M. Eastern Time on June 20, 2007 if you want to be certain that your option will be exercised pursuant to the concurrent exercise procedure and not converted into an option to purchase Cardinal Heath shares.  In the event you do not sign and return the attached Concurrent Exercise Form for one or more of your VIASYS options prior to the completion of the Merger, those options will be converted into options to purchase Cardinal Health common shares.

C.              Conversion of Options.

If you take no action, upon the closing of the Merger your outstanding options (other than options exercised pursuant to the concurrent exercise procedure) will be converted into options to purchase Cardinal Health common shares. These new Cardinal Health stock options will have the same terms as your VIASYS stock options, except for the adjustments described below to the option exercise price and the number of Cardinal Health common shares subject to the option to reflect the conversion of the option.  Because all of your VIASYS stock options will vest upon the completion of the Tender Offer, VIASYS stock options that are converted to Cardinal Health stock options will be fully vested.

The number of Cardinal Health common shares subject to the converted option will be determined by multiplying the number of shares of common stock subject to your VIASYS option by a fraction, the numerator of which is $42.75 and denominator of which is the average closing price of Cardinal Health common shares for the five (5) trading days immediately prior to the Merger (the “Conversion Ratio”), rounded down to the next whole share.  The exercise price per share for your converted option will be determined by dividing the exercise price per share currently in effect for your VIASYS option by the Conversion Ratio, and rounding up to the nearest whole cent.  An example of such conversion is included on Exhibit I to this memorandum.  Any options so converted may, subject to applicable Cardinal Health insider trading policies, be exercised at any time following the filing of a registration statement under the federal securities laws for the Cardinal Health shares subject to the options.  Such filing is expected to occur within approximately 10 business days following the Merger.  From the time of the Merger until the registration statement is filed, there will be a black out period during which the Cardinal Health stock options may not be exercised.

The conversion of your VIASYS option into an option to purchase Cardinal Health common shares will not be a taxable event, although you will recognize taxable income upon the subsequent exercise of your Cardinal Health option.  Cardinal Health will be sending a communication packet to all holders of the converted Cardinal Health stock options.  This will be sent following the close of the Merger.  Cardinal Health has an exclusive broker arrangement with UBS.  Following the close of the Merger, all option exercise transactions will be handled by UBS.  Contact information for UBS will be included in the communication materials you will receive from Cardinal Health.

II.        RESTRICTED STOCK UNITS.

Any shares of VIASYS common stock previously issued to you pursuant to a vested restricted stock unit award may be tendered in the Tender Offer for a cash payment of $42.75 per share, and any such shares that you do not tender will be cashed out at the effective time of the Merger for a cash payment of $42.75 per share.

Upon completion of the Tender Offer, all outstanding restricted stock units will automatically vest on an accelerated basis and will be cashed out in the Merger for $42.75 per share.  You will recognize taxable income at the effective time of the Merger in the amount of $42.75 per share of VIASYS common stock underlying your vested units.  Accordingly, at the effective time of the Merger, you will become entitled to a payment of $42.75 for each share of VIASYS common stock underlying your vested restricted stock units, less applicable withholding taxes.

III.      ADDITIONAL INFORMATION

All cash payments made in connection with the Tender Offer or the Merger will be paid in accordance with the terms of the Tender Offer and the Merger agreement.  Smith Barney will send your cash payment, less the exercise price and all applicable withholdings, to your home address (or will make other arrangements with you to wire the funds to you).  Please make sure Smith Barney has your current information.  The descriptions of the tax treatment of the transactions described herein are only general summaries of the expected tax treatment under U.S. law.  In addition, local and foreign taxes are not discussed.  You should consult your own tax adviser to understand the implications for your personal situation.  Neither VIASYS nor Cardinal Health can provide you with individual tax advice.

The above information is only a summary of the treatment of outstanding options and restricted stock units in the Tender Offer and the subsequent Merger.  In the event of any conflict or inconsistencies disclosed in (i) this memorandum, (ii) the merger agreement and (iii) the Schedule TO filed by Cardinal Health and the accompanying letter of transmittal and the Schedule 14D-9 filed by the Company (collectively, the “Tender Offer Documents”), the Tender Offer Documents will govern.

On June 7, 2007 at 11:00 A.M. Eastern Time we will be hosting a conference call to explain the Tender Offer and the Merger and the effect of those transactions on your outstanding options and restricted stock units.  You will receive further information regarding such presentation shortly.

The decision whether or not to exercise your stock options is entirely yours.  Neither VIASYS nor Cardinal Health is making any recommendation either way.  You should seek the advice of your financial planning and tax advisors before making your election.

If you have any questions regarding the treatment of your outstanding option or restricted stock unit awards, you may contact Robert (Bob) Callanan, Jr. of Smith Barney at (617) 570-9533.

Thank you.

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax information contained in this summary is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

EXHIBIT I

EXAMPLE ILLUSTRATING CONVERSION OF VIASYS STOCK OPTION INTO CARDINAL HEALTH
STOCK OPTION

Assume that you hold an unvested option to purchase 5,000 shares of VIASYS common stock with an exercise price of $22.00 per share.  Further assume that the average closing price of Cardinal Health common shares in the five trading days immediately prior to the closing of the Merger is $70.00 per share.

Upon completion of the Tender Offer, your unvested option to purchase 5,000 shares of VIASYS common stock will vest on an accelerated basis and become exercisable for 5,000 shares of VIASYS common stock.  If you do not exercise your VIASYS stock option prior to the effective time of the Merger, your VIASYS option will automatically be converted into an option to purchase 3,053 Cardinal Health common shares.  The 3,053 share number is determined by multiplying the 5,000 shares of VIASYS common stock subject to your option by the Conversion Ratio (equal to $42.75 divided by the $70.00, the average closing price of Cardinal Health common shares for the five trading days immediately prior to the closing of the Merger), and rounding down to the next whole share.  Your exercise price per share for your converted option would be $36.03, determined by dividing your current exercise price per share of $22.00 by the Conversion Ratio, and rounding up to the nearest whole cent.

SCHEDULE I

CONCURRENT EXERCISE FORM

VIASYS HEALTHCARE INC.

CONCURRENT EXERCISE FORM

Name:

Address:

Employee ID:

Employee Tax ID/Global ID:

You received the attached Memorandum dated June 1, 2007 (the “Memorandum”) which describes the treatment of outstanding options to purchase shares of VIASYS common stock (the “Options”) in the Tender Offer and the Merger(1).  As described in detail in the Memorandum, upon the completion of the Tender Offer, all of your outstanding Options will become fully vested.  Prior to the completion of the Merger, you may elect to exercise one or more of your outstanding options concurrently with the close of the Merger pursuant to a special cashless concurrent exercise procedure.  Under that procedure, those Options will automatically be exercised concurrently with the close of the Merger, and the purchased shares will be immediately cashed out at the price of $42.75 per share.  A portion of the resulting cash proceeds for your shares will be applied to the payment of the exercise price for the cashed-out shares and the satisfaction of applicable withholding taxes.

If you do not elect to participate in the concurrent exercise process for one or more of your outstanding Options on or before the completion of the Merger or take other action to exercise those Options, those Options will be converted into options to purchase Cardinal Health common shares in accordance with the formula described in the Memorandum.

The attached Smith Barney report lists, as of May 31, 2007, each of your outstanding Options, the grant date, the number of shares of VIASYS common stock purchasable under that Option, and the exercise price per share.  Indicate, by checking the appropriate box below and providing the required information, whether you wish to have one or more of your outstanding Options exercised concurrently with the close of the Merger under the special concurrent exercise procedure.  If you do not provide all the required information, you will not be deemed to have submitted your election on a timely basis and your Options may not be exercised under the special procedure.

☐                                    I hereby elect to have all of my outstanding Options exercised concurrent with the close of the Merger pursuant to the special concurrent exercise procedure.  I understand that I must complete and return this form prior to the close of the Merger for this election to be effective.  Because the time between the close of the Tender Offer and the close of the Merger may be extremely short, and because I may not receive advance notice of the time the Merger will be completed, I understand that I should submit this form on or before 9:00 A.M.  Eastern Time on June 20, 2007 if I want to be certain that my option will be exercised pursuant to the concurrent exercise procedure and not converted into an option to purchase Cardinal shares.

☐                                    I hereby elect to have the following outstanding Options exercised concurrent with the close of the Merger pursuant to the special concurrent exercise procedure.  I understand that I must complete and return this form prior to the close of the Merger for this election to be effective.  Because the time between the close

(1)   All capitalized terms in this Concurrent Exercise Form, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Memorandum.

of the Tender Offer and the close of the Merger may be extremely short, and because I may not receive advance notice of the time the Merger will be completed, I understand that I should submit this form, properly filled out with the required information, on or before 9:00 A.M. Eastern Time on June 20, 2007 if I want to be certain that my option will be exercised pursuant to the concurrent exercise procedure and not converted into an option to purchase Cardinal Health shares.  I understand that any Options that I do not exercise prior to the Merger (or for which I do not submit a proper and timely filed election form) will be converted in the Merger into options to purchase common shares of Cardinal Health.

Grant ID	Grant Date	# of Shares	Exercise Price

☐   I DO NOT want my outstanding Options to be exercised under the special concurrent exercise procedure. I understand that my Options will be converted in the Merger into options to purchase common shares of Cardinal Health.

By signing this Concurrent Exercise Form, you acknowledge the following:

1.               You have read the Memorandum and understand how your Options will be treated in the Merger.

2.               You agree that the attached Smith Barney report contains an accurate and complete list of all of your outstanding Options as of May 31, 2007.

3.               In the event you do not clearly indicate that you want to exercise one or more of your Options pursuant to the special concurrent exercise procedure, or in the event you do not return this form prior to the close of the Merger, and you do not take other action to exercise those Options in a timely manner, those outstanding options will automatically be converted into options to purchase Cardinal Health common shares.

4.               To the extent one or more of your Options is exercised pursuant to the special concurrent exercise procedure, you will receive a cash payment equal to $42.75 per share subject to such Option, less the applicable Option exercise price per share and applicable withholding taxes.

5.               To the extent your Options are converted into options to purchase Cardinal Health common shares, subject to applicable Cardinal Health insider trading policies, those options may be exercised at any time following the filing of a registration statement under the federal securities laws for the Cardinal Health shares subject to the options.  Such filing is expected to occur within approximately 10 business days following the Merger.  From the time of the Merger until the registration statement is filed, there will be a black out period during which the Cardinal Health stock options may not be exercised.

If you wish to exercise one or more of your Options under the concurrent exercise procedure, please complete and sign this Concurrent Exercise Form and return it to the Company at 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428, attn: Kate Petko  at (610) 825-3565 prior to the close of the Merger.  Because the time between the close of the Tender Offer and the close of the Merger may be extremely short, and because you may not receive advance notice of the time the Merger will be completed, you should submit your Concurrent Exercise Notice on or before 9:00 A.M. Eastern Time on June 20, 2007 if you want to be certain that your option will be exercised pursuant to the concurrent exercise procedure and not converted into an option to purchase Cardinal Health shares.

If you do not return this Concurrent Exercise Form to the Company prior to the close of the Merger: (i) the list of your Options in the attached Smith Barney report will be deemed accurate and complete, (ii) your outstanding Options will, unless exercised prior to the close of the Merger, be converted into options to purchase Cardinal Health common shares upon completion of the Merger as described in the Memorandum, and (iii) you will not have any other rights with respect to your VIASYS Options or the shares of VIASYS common stock purchasable under such Options on or after the closing of the Merger.

SIGNATURE OF OPTIONEE

(Signature of Optionee or Authorized Signatory)

(Optionee’s Name, please print in full)

Date: , 2007